# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ferroglobe PLC, CIK 0001639877
CUSIP: G33856108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 13 Chesterfield Street, London, United Kingdom (X0), W1J 5JN
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950157-24-001447
Filed by CIK 0001633094

## Reporting persons
- Grupo Villar Mir, S.A.U.: type of reporting person: other (OO); citizenship or place of organization: Spain (U3); sole voting power 58,265,434; shared voting power 0; sole dispositive power 58,265,434; shared dispositive power 8,490,000; aggregate amount beneficially owned 66,755,434 (35.7% of the class)
  Comment: Note to Item 1: The percent ownership is calculated based upon an aggregate of 186,908,299 Ordinary Shares outstanding as of October 8, 2026, as notified to Grupo Villar Mir, S.A.U. by Ferroglobe PLC.

## Item 1. Issuer
Name of issuer: Ferroglobe PLC
Address of issuer's principal executive offices: 13 Chesterfield Street, London, W1J 5JN, United Kingdom

## Item 2. Person Filing
Name of person filing: Grupo Villar Mir, S.A.U.
Address of principal business office or, if none, residence:
Torre Espacio
Paseo de la Castellana, 259 D, Planta 46N
28046 Madrid, Spain
Citizenship: Grupo Villar Mir, S.A.U. is a Spanish public limited liability company in the form of a sociedad anonima

## Item 4. Ownership
Amount beneficially owned: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Grupo Villar Mir, S.A.U.: /s/ Manuel Garrido Ruano, Manuel Garrido Ruano/Chief Financial Officer (10/09/2026)